SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on September 30, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

as at September 30, 2003 and 2002

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Index

Presentation

Unaudited Consolidated Balance Sheet

Unaudited Consolidated Statement of Income

Unaudited Consolidated Statement of Cash Flows

Notes to the Unaudited Consolidated Financial Statements

Unaudited Consolidated Schedules

Unaudited Balance Sheet

Unaudited Income Statement

Unaudited Statement of Changes in Shareholders’ Equity

Unaudited Statement of Cash Flows

Notes to the Unaudited Financial Statements

Unaudited Schedules

Additional Information to the Notes to the Unaudited Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Business Highlights

Limited Review Report

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Avda.Hipólito Yrigoyen 440, 3rd Floor, Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the period ended September 30, 2003 presented in comparative form with the previous year and with the same period of the previous year

Financial period Nº 69 started on July 1, 2003

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19,1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 3

CAPITAL STATUS ( Note 3 )
SHARES
Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	124,524,029	124,524,029	124,524,029

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet at September 30, 2003, June 30, 2003 and September 30, 2002

	September 30, 2003 (Notes 1, 2, 3 and 4) Pesos	June 30, 2003 (Notes 1, 2, 3 and 4) Pesos	September 30, 2002 (Notes 1, 2, 3 and 4) Pesos		September 30, 2003 (Notes 1, 2, 3 and 4) Pesos	June 30, 2003 (Notes 1, 2, 3 and 4) Pesos	September 30, 2002 (Notes 1, 2, 3 and 4) Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 5.a.)	11,605,047	16,995,803	43,391,790	Debts:
Investments (Note 5.b.)	7,240,980	5,459,835	2,347,397	Trade accounts payable (Note 5.f. and Schedule G)	4,374,679	4,399,323	10,042,275
Trade accounts receivable (Note 5.c.)	3,111,505	6,899,952	14,272,462	Loans (Note 5.g.)	4,446,939	1,425,499	6,839,512
Other receivables and prepaid expenses (Note 5.d.)	9,202,859	6,231,659	10,308,015	Salaries and social security payable (Note 5.h.)	747,537	1,096,627	464,554
Inventories (Note 5.e.)	24,476,627	22,841,977	33,969,657	Taxes payable (Note 5.i.)	1,155,277	1,887,453	10,555,877

Total current assets	55,637,018	58,429,226	104,289,321	Other debts (Note 5.j.)	3,792,925	6,267,925	7,292,121

				Total Debts	14,517,357	15,076,827	35,194,339

				Total current liabilities	14,517,357	15,076,827	35,194,339

Non-current assets
Other receivables and prepaid expenses (Note 5.d.)	1,243,403	542,193	3,097,564
Inventories (Note 5.e.)	36,328,790	37,796,987	31,940,504
Investments (Note 5.b. and Schedule C)	204,494,972	202,321,555	138,278,779	Non-current liabilities
Other investments (Note 5.b. and Schedule C)	145,459,360	139,160,243	20,717	Loans (Note 5.g.)	142,528,076	137,951,054	—
Fixed assets, net (Schedule A)	149,105,616	148,510,846	127,863,746	Taxes payable (Note 5.i.)	23,559,586	22,749,374	24,247,274

Intangible assets (Schedule B)	246,425	369,637	724,127	Total non-current liabilities	166,087,662	160,700,428	24,247,274

Subtotal Non-Current Assets	536,878,566	528,701,461	301,925,437	Subtotal	180,605,019	175,777,255	59,441,613

Goodwill (Note 5.b. and Schedule C)	(21,249,708)	(19,347,598)	(14,645,858)	Minority interest	156,019	206,709	376,238

Total Non-Current Assets	515,628,858	509,353,863	287,279,579	SHAREHOLDERS’ EQUITY	390,504,838	391,799,125	331,751,049

Total Assets	571,265,876	567,783,089	391,568,900	Total Liabilities and Shareholders’ Equity	571,265,876	567,783,089	391,568,900

The accompanying notes and schedules are an integral part of these complementary information

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

For the periods ended September 30, 2003 and 2002

	September 30, 2003 (Notes 1 and 2) Pesos	September 30, 2002 (Notes 1 and 2) Pesos
Sales
Crops	5,606,579	16,832,895
Beef cattle	5,528,436	4,185,436
Milk	884,035	544,799
Others	185,643	149,786

Total Sales	12,204,693	21,712,916

Cost of sales (Schedule F)
Crops	(4,457,008)	(13,429,085)
Beef cattle	(4,607,661)	(2,358,479)
Milk	(629,272)	(340,066)
Others	(371,815)	(384,831)

Total cost of sales	(10,065,756)	(16,512,461)

Gross income	2,138,937	5,200,455

Selling expenses (Schedule H)	(994,700)	(1,429,856)

Administrative expenses (Schedule H)	(1,142,571)	(654,389)

Gain from fixed assets sales	709,642	23,884

Gain from inventory holdings (Schedule F)	845,092	7,657,431

Operating income	1,556,400	10,797,525
Financial results (Note 5.k.)
Financial income (loss) generated by assets	9,342,376	(8,246,764)
Financial (loss) income generated by liabilities	(9,182,630)	3,001,971
Other expenses
Donations	—	(705,527)
Others	(97,013)	(47,719)
(Loss) income from related companies	(2,833,342)	12,706,903
Management fees	—	(1,567,839)

(Loss) income before income tax	(1,214,209)	15,938,550
Income tax expense	(807,243)	(6,908,472)
Minority interest	50,693	54,515

Net (loss) income for the period	(1,970,759)	9,084,593

Basic earnings per share	(0.02)	0.09
Diluted earnings per share	0.01	0.09

The accompanying notes and schedules are an integral part of these complementary information.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and

Subsidiaries

Unaudited Consolidated Cash Flow Statements

For the periods ended September 30, 2003 and 2002

	September 30, 2003 (Notes 1, 2, 3 and 4) Pesos	September 30, 2002 (Notes 1, 2, 3 and 4) Pesos
Changes in funds
Funds at the beginning of the period	20,930,230	44,339,538
Funds at the end of the period	14,235,618	44,656,009

Net (decrease) increase in funds	(6,694,612)	316,471

Causes of changes in funds
Operations activities
(Loss) income for the period	(1,970,759)	9,084,593
Liabilities interest	3,021,440	395,972
Income tax	807,243	6,908,472

Adjustments made to reach net funds from operations activities
Results from interest in controlled and related companies	2,833,342	(12,706,903)
Minority interest	(50,693)	(54,515)
Increase in allowances and reserves	1,301,142	2,254,493
Amortization and depreciation	852,767	873,164
Results from inventory holdings	(845,092)	(7,657,431)
Financial results	(2,234,706)	(2,954,751)
Result from sale of fixed assets	(709,642)	(23,884)

Changes in operating assets and liabilities
Increase in current investments	(59,862)	(1,024,225)
Decrease in trade accounts receivable	3,788,447	2,741,098
Increase in other receivables	(2,997,938)	(3,682,498)
Decrease in inventories	664,081	9,358,666
(Decrease) increase in social securities charges & taxes payable and advances to customers	(1,776,958)	2,714,052
Decrease in trade accounts payable	(24,644)	(2,290,551)
Dividends collected		63,239
Decrease in other liabilities	(5,087,892)	(645,015)

Net fund (applied to) provided by operations	(2,489,724)	3,353,976

Investment activities
Increase in permanent investments	(916,678)	—
Increase in interest in related companies	(3,208,034)	(2,580,045)
Acquisition and upgrading of fixed assets	(2,206,738)	(472,849)
Collection of receivables related to the sale of fixed assets		—
Sale of fixed assets	1,606,612	119,168

Net funds applied to investment activities	(4,724,838)	(2,933,726)

Financing activities
Exercise of warrant	503,950	—
Exercise of rights offering on treasury stock	16,000	49,338
Increase in financial loans	—	1,913,800
Decrease in financial loans	—	(2,066,917)

Net funds provided by (applied to) financing activities	519,950	(103,779)

Net (decrease) increase in funds	(6,694,612)	316,471

Items not involving changes in funds
Transfer of inventory to fixed assets	14,558	6,803
Repayment of financial loans through issue of stock by exercise of conversion right	156,522	—

The accompanying notes and schedules are an integral part of these complementary information.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the periods ended September 30, 2003 and 2002

NOTE 1:	ARGENTINE ECONOMIC CONTEXT

Argentina’s current economic situation is highly sensitive, its main indicators being high levels of external indebtedness, a financial system in critical conditions and an economic recession that mainly until the end of 2002 brought about a major fall in the demand for goods and services and a significant increase in unemployment.

In response to the economic crisis, starting in December 2001, the Government adopted several measures and enacted laws, decrees and regulations that dramatically changed the economic model in force until that time. These changes included the flotation of the exchange rate, which led to a significant devaluation of the Argentine Peso in the first months of 2002, and the re-denomination into Pesos of certain assets and liabilities denominated in foreign currency and held in Argentina.

During 2002 in particular, this situation led to a significant and disparate increase in the various economic indicators, such as the exchange rate, the wholesale domestic price index (used to restate the financial statements for the previous period) and specific indexes for the goods and services related to the Company’s business. These events have affected the comparability of the financial statements, which should be interpreted in the light of those circumstances.

Impact on the Company’s economic condition

Following the devaluation of the Argentine Peso and the increase in the profitability of the agricultural-livestock business, the demand for land has begun to increase, leading to a considerable rise in US Dollar prices, which are now at levels comparable to those prior to the Argentine crisis. Given this scenario, the Company’s Board of Directors will be in a position to identify and take advantage of market opportunities for purchases and sales of land.

In addition, by fiscal period end IRSA Inversiones y Representaciones S.A., in which we hold an interest, had overcome the crisis that had caused uncertainties in its course of business as of September 30, 2002. At present, this subsidiary has a liquidity position that will allow it to take advantage of any opportunities that may arise in the real estate market.

NOTE 2:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03 and 441/03 of the Argentine Securities and Exchange Commission, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, as amended by Technical Resolution No. 19, the Balance Sheet as of September 30, 2003 and 2002 and the Income Statements and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules and discontinuation of adjustment for inflation, respectively (see Note 1 .b and 1 .c to the unaudited basic financial statements).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2:	(Continued)

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of September 30, 2003 and 2002 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at September 30, 2002.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 3:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00

NOTE 4:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the unaudited basic financial statements.

The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

Intangible Assets - Development expenditures

These expenses include organizational and development costs of the web page incurred until March 31, 2001. These expenses were restated to period-end currency and were depreciated by the straight line method over thirty-six months as from April 1, 2001. For being less than five periods, this depreciation term qualifies under the second option of the transitional rules provided in section 8.2.3. of Technical Resolution No. 17.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	Details of consolidated balance sheet and consolidated income statement accounts

a.	Cash and banks

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Cash	83,046	43,967	88,606
Foreign currency (Schedule G)	5,610	3,239,854	721,636
Lecop currency	7,100	—	44
Local currency checking account	3,375,175	645,182	2,515,244
Patacones currency checking account	54	171,891	50,114
Lecop currency checking account	175	62,532	3,829
Foreign currency checking account (Schedule G)	7,891,533	12,370,530	38,461,652
Local currency saving account	3,712	20,583	1,261,698
Checks to be deposited	238,642	415,481	260,451
Patacones checks to be deposited	—	25,783	28,516

	11,605,047	16,995,803	43,391,790

b.	Investments and Goodwill

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Investment
Schedule C	7,240,980	5,459,835	2,347,397

	7,240,980	5,459,835	2,347,397

Investment
Investment from related companies (Schedule C)	204,494,972	202,321,555	138,278,779

	204,494,972	202,321,555	138,278,779

Other investments
Schedule C	145,459,360	139,160,243	20,717

	145,459,360	139,160,243	20,717

Goodwill
Goodwill (Schedule C)	(21,249,708)	(19,347,598)	(14,645,858)

	(21,249,708)	(19,347,598)	(14,645,858)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

c.	Trade accounts receivable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Accounts receivable in local currency	3,216,992	5,345,126	4,000,935
Accounts receivable in foreign currency (Schedule G)	359,450	2,020,242	10,738,498
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	14,188	13,709	243,102
Less:
Provision for defaulting debtors	(479,125)	(479,125)	(710,073)

	3,111,505	6,899,952	14,272,462

d.	Other receivables and prepaid expenses

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Other	486,510	267,392	1,945,262
Prepaid leases	3,188,751	1,894,560	3,589,813
Tax on Minimum Hypothetical Income (Note 6)	127,560	—	—
Guarantee deposits (Schedule G)	444,027	682,027	1,894,258
Secured by mortgage and under legal proceedings	548,532	531,602	1,212,938
Prepaid expenses	620,639	864,244	808,132
Surety bonds received	—	—	372,765
Tax credits	1,995,703	201,559	195,173
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,335,554	1,334,692	281,534
IRSA Inversiones y Representaciones Sociedad Anónima	—	—	8,140
Shareholders	455,583	455,583	—

	9,202,859	6,231,659	10,308,015

Non-current
Secured by mortgage	505,673	504,192	952,973
Prepaid leases	—	—	176,453
Tax on Minimum Hypothetical Income	728,204	26,574	147,140
Other	9,526	11,427	94,799
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	—	—	1,726,199

	1,243,403	542,193	3,097,564

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

e.	Inventories

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Livestock	15,560,181	13,116,997	13,353,305
Crops	2,144,068	6,301,776	11,391,585
Unharvested crops	3,018,307	1,112,230	2,835,596
Seeds and fodder	54,572	171,486	171,276
Materials and others	2,873,365	1,501,686	4,526,842
Advances to suppliers	826,134	637,802	1,691,053

	24,476,627	22,841,977	33,969,657

Non-Current
Livestock	36,328,790	37,796,987	31,940,504

	36,328,790	37,796,987	31,940,504

f.	Trade accounts payable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Suppliers in local currency	3,349,544	3,759,549	2,569,334
Suppliers in foreign currency (Schedule G)	399,426	436,439	7,468,935
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	624,878	203,335	4,006
IRSA Inversiones y Representaciones Sociedad Anónima	831	—	—

	4,374,679	4,399,323	10,042,275

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

g.	Loans

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Local financial loans	—	—	6,839,512
Convertible Bonds 2007 Interest payable (Schedule G)	4,446,939	1,425,499	—

	4,446,939	1,425,499	6,839,512

Non Current
Convertible Bonds 2007 (Schedule G)	145,008,870	139,450,965	—
Convertible Bonds 2007 expenses	(2,480,794)	(1,499,911)	—

	142,528,076	137,951,054	—

h.	Salaries and social security payable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Vacation, statutory annual bonus and incentive allowance	369,582	859,519	—
Social security administration	150,464	138,564	165,754
Salaries payable	225,602	94,607	257,782
Health care scheme	(1,332)	1,043	25,244
Other	3,221	2,894	15,774

	747,537	1,096,627	464,554

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

i.	Taxes payable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Accrual for income tax	203,231	6,304,357	10,256,716
Advances to Income tax	—	(4,669,379)	—
Tax on Minimum Hypothetical Income	698,974	(124,503)	(2,029,261)
Value added tax	(959,003)	45,164	1,714,695
Property tax payable	176,912	179,614	257,264
Taxes withheld for income tax	1,130,358	45,494	334,331
Personal assets tax	—	148,824	—
Sales tax payable	140,808	169,448	14,861
Taxes withheld-Gross sales tax payable	(101,906)	(83,328)	2,519
Taxes withheld-Value added tax payable	(141,642)	(134,693)	—
Other	7,545	6,455	4,752

	1,155,277	1,887,453	10,555,877

Non-current
Deferred tax	23,271,293	22,749,374	24,229,897
Income tax	285,323	—	—
Tax on Minimum Hypothetical Income	2,970	—	17,377

	23,559,586	22,749,374	24,247,274

j.	Other debts

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Accrual for other expenses (Schedule G)	3,477,035	2,816,293	5,396,615
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	28,633	—	—
Accrual for Directors Fees	41,806	41,806	465,507
Advances to Directors	(37,968)	(37,968)	(316,901)
Accrual for cereal expenses	—	108,825	18,393
Accrual for Management fees	149,223	3,204,773	1,595,210
Loan to FYO minority shareholders	134,196	134,196	133,297

	3,792,925	6,267,925	7,292,121

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

k.	Financial results

	September 30, 2003 Income (Loss) Pesos	September 30, 2002 Income (Loss) Pesos
Generated by assets:
Exchange differences and discounts	6,447,516	(5,544,001)
Interest income	110,348	230,153
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	203,627
Reference stabilization index (CER)	9,206	334,503
Tax on debts and credits	(260,752)	(250,348)
Holding results	—	(1,862,530)
Inflation adjustment	—	(1,492,442)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	3,037,803	—
Others	(1,745)	134,274

	9,342,376	(8,246,764)

	September 30, 2003 Income (Loss) Pesos	September 30, 2002 Income (Loss) Pesos
Generated by liabilities:
Holding results	—	526,488
Inflation adjustment	—	1,857,603
Reference stabilization index (CER)	—	(345,191)
Financial expenses
Convertible Bonds issued interest	(3,021,440)	—
Others	(274,352)	(444,210)
Exchange differences and discounts	(5,886,838)	1,407,281

	(9,182,630)	3,001,971

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
1st quarter 2004/2003 financial period	—	1,422,315	—	—	6,874,952	—	—	2,471,562	—
2nd quarter 2004/2003 financial period	4,460,118	—	—	3,111,505	—	14,272,462	2,029,522	129,130	5,432,143
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	507,265	505,786	476,486
4th quarter 2004/2003 financial period	—	—	—	—	—	—	260,432	250,925	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	1,643	—	420,470
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	346,011
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	505,672	504,192	496,920
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	476,486
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	145,459,360	139,160,243	—	—	—	—	—	—	—
Overdue	—	—	—	—	25,000	—	487,878	—	—
With no stated term	2,780,862	4,037,520	2,347,397	—	—	—	6,653,850	2,912,257	5,757,063

Total	152,700,340	144,620,078	2,347,397	3,111,505	6,899,952	14,272,462	10,446,262	6,773,852	13,405,579

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
At fixed interest rate	145,459,360	139,160,243	—	—	—	—	2,068,964	1,322,687	2,949,858
At variable interest rate	2,721,000	4,037,520	2,347,397	—	—	—	557,621	277,048	1,461,116
Non-interest bearing	4,519,980	1,422,315	—	3,111,505	6,899,952	14,272,462	7,819,677	5,174,117	8,994,605

Total	152,700,340	144,620,078	2,347,397	3,111,505	6,899,952	14,272,462	10,446,262	6,773,852	13,405,579

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade payables			Loans			Salaries payable and social security payable			Taxes payable			Other liabilities
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
1st quarter 2004/2003 financial period	—	4,352,500	—	—	1,425,499	—	—	1,083,306	—	—	1,664,184	—	—	6,133,729	—
2nd quarter 2004/2003 financial period	4,362,074		10,034,547	4,446,939		6,839,512	747,537	13,321	464,554	1,138,351	204,794	16,660	3,658,729	—	7,158,823
3rd quarter 2004/2003 financial period	—		—	—		—	—	—	—	—	—	10,526,689	—	—	—
4th quarter 2004/2003 financial period	—		—	—		—	—	—	—	314	2,795	—	—	—	—
1st quarter 2005/2004 financial period	—		—	—		—	—	—	—	—	—	17,377	—	—	—
2nd quarter 2005/2004 financial period	—		—	—		—	—	—	—	288,293	—	—	—	—	—
3rd quarter 2005/2004 financial period	—		—	—		—	—	—	—	16,612	—	—	—	—	—
4th quarter 2005/2004 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—		—	—		—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—		—	142,528,076	137,951,054	—	—	—	—	—	—	—	—	—	—
Overdue	—		—	—	—	—	—	—	—	—	15,680	12,527	—	—	—
With no stated term	12,605	46,823	7,728	—	—	—	—	—	—	23,271,293	22,749,374	24,229,898	134,196	134,196	133,298

Total	4,374,679	4,399,323	10,042,275	146,975,015	139,376,553	6,839,512	747,537	1,096,627	464,554	24,714,863	24,636,827	34,803,151	3,792,925	6,267,925	7,292,121

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Trade payables			Loans			Salaries payable and social security payable			Taxes payable			Other liabilities
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
At fixed interest rate	—	—	—	142,528,076	137,951,054	6,640,153	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	4,374,679	4,399,323	10,042,275	4,446,939	1,425,499	199,359	747,537	1,096,627	464,554	24,714,863	24,636,827	34,803,151	3,792,925	6,267,925	7,292,121

Total	4,374,679	4,399,323	10,042,275	146,975,015	139,376,553	6,839,512	747,537	1,096,627	464,554	24,714,863	24,636,827	34,803,151	3,792,925	6,267,925	7,292,121

18

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7:	EARNINGS PER SHARE

BASIC Earnings per Share	September 30, 2003	September 30, 2002
Earnings	(1,970,759)	10,444,568
Number of shares	124,491,979	120,191,015
Earnings per share	(0.02)	0.09

DILUTED Earnings per Share	September 30, 2003	September 30, 2002
Earnings	3,707,555	10,444,568
Number of shares	320,646,305	120,191,015
Earnings per share	0.01	0.09

NOTE 8:	DATA PER SEGMENT

As of September 30, 2003:

Description	Crops	Beef Cattle	Milk	Other	Total
Sales	5,606,579	5,528,436	884,035	185,643	12,204,693
Assets	90,400,286	135,759,841	9,390,074	335,715,675	571,265,876
Liabilities	3,837,901	826,212	56,970	175,883,936	180,605,019
Fixed asset additions	2,040,476	25,780	59,887	80,595	2,206,738
Depreciation of fixed assets	332,438	290,731	49,320	57,067	729,556
Amortization of intangible assets	—	—	—	123,211	123,211
Income from related companies	(293,794)	(76,991)	(37,150)	3,241,277	(2,833,342)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

For the periods of three months ended September 30, 2003, June 30, 2003, and September 30, 2002

(Notes 1,2, 3 and 4)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation					Net carrying value at September 30, 2003 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at September 30, 2002 Pesos
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period	Accumulated at the end of period Pesos
								Amount Pesos
Real estate	124,332,894	—	608,215	123,724,679	—	—	—	—	—	123,724,679	124,332,894	101,685,516
Wire fences	5,487,465	1,260	—	5,488,725	3	1,290,600	—	43,172	1,333,772	4,154,953	4,196,865	4,307,455
Watering troughs	3,677,240	—	—	3,677,240	3	852,156	—	44,742	896,898	2,780,342	2,825,084	2,956,406
Alfalfa fields and meadows	3,358,824	190,300	1,581,013	1,968,111	13-25-50	2,368,752	1,393,205	106,242	1,081,789	886,322	990,072	1,002,778
Buildings and constructions	5,573,995	—	—	5,573,995	2	1,881,588	—	24,127	1,905,715	3,668,280	3,692,407	3,941,785
Machinery	9,136,628	36,762	398,906	8,774,484	10	5,547,697	303,892	200,655	5,444,460	3,330,024	3,588,931	4,822,713
Vehicles	1,160,475	—	59,720	1,100,755	20	732,760	59,720	44,820	717,860	382,895	427,715	462,121
Tools	192,157	—	365	191,792	10	120,938	210	3,565	124,293	67,499	71,219	78,352
Furniture and equipment	1,099,079	2,064	—	1,101,143	10	701,722	—	21,621	723,343	377,800	397,357	450,360
Breeding livestock	385,598	—	251,843	133,755	20	385,598	251,843	—	133,755	—	—	1,318
Corral and leading lanes	624,985	—	—	624,985	3	109,968	—	5,088	115,056	509,929	515,017	485,769
Roads	1,364,949	—	—	1,364,949	10	717,322	—	31,231	748,553	616,396	647,627	734,786
Facilities	6,022,694	—	—	6,022,694	10-20-33	2,848,525	—	153,559	3,002,084	3,020,610	3,174,169	3,393,407
Computer equipment	1,290,810	17,188	—	1,307,998	10	966,549	—	33,106	999,655	308,343	324,261	283,617
Planes	10,444	—	—	10,444	10	10,444	—	—	10,444	—	—	—
Silo plants	1,166,150	—	—	1,166,150	2	252,571	—	15,732	268,303	897,847	913,579	846,934
Constructions in progress	2,331,204	1,141,225	5,778	3,466,651	—	—	—	1,896	1,896	3,464,755	2,331,204	2,293,782
Advances to suppliers	82,445	832,497	—	914,942	—	—	—	—	—	914,942	82,445	116,647

Total at September 30, 2003	167,298,036	2,221,296	2,905,840	166,613,492		18,787,190	2,008,870	729,556	17,507,876	149,105,616		—

Total at June 30, 2003	145,825,463	31,208,768	9,736,195	167,298,036		17,593,154	1,887,815	3,081,851	18,787,190	—	148,510,846	—

Total at September 30, 2002	145,825,463	479,652	488,994	145,816,121		17,593,154	396,412	755,633	17,952,375	—		127,863,746

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

For the periods of three ended September 30, 2003, June 30, 2003, and September 30, 2002

(Notes 1, 2, 3 and 4)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Value at the end of period Pesos	Amortization				Net carrying value at September 30, 2003 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at September 30, 2002 Pesos
			Accumulated at the beginning of period Pesos	Current period		Accumulated at the end of period Pesos
				Rate %	Amount (1) Pesos
Development expenditures	1,410,368	1,410,368	1,057,775	33	117,530	1,175,305	235,063	352,593	705,189
Brands and patents	18,938	18,938	1,895		5,681	7,576	11,362	17,044	18,938

Total at September 30, 2003	1,429,306	1,429,306	1,059,670		123,211	1,182,881	246,425	—	—

Total at June 30, 2003	1,429,306	1,429,306	587,653		472,016	1,059,669	—	369,637	—

Total at September 30, 2002	1,429,306	1,429,306	587,653		117,526	705,179	—	—	724,127

(1)	The destiny of the amortization of the period is included in the Consolidated Schedule H.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

For the periods of three ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1, 2, 3 and 4)

Schedule C

Type and characteristics of the securities	Amount	Value at September 30, 2003 Pesos	Value at June 30, 2003 Pesos	Value at September 30, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos		—	2,888,061	—
Fondo especial Banco Rio in pesos			1,042,426
Fondo Deutsche Bank in Euros	801,211	2,626,609	—	—	3.278299
Fondo plazo fijo Banco Rio (in dollars)	1,778	3,962	3,938	2,728	2.228346
Fondo Letes Banco Frances		—	—	1,056
Fondo Letes Banco Rio		—	—	2,941

		2,630,571	3,934,425	6,725

Notes and Convertible Bonds
Convertible Bonds 2007 - IRSA		4,460,118	1,422,315	—
Bonos Global 2010	110,000	89,799	102,465	85,506	0.816355
Lebac		—	—	993,675
Bocon Pro 1	157,647	630	630	—	0.003996

		4,550,547	1,525,410	1,079,181

Deposits in local banks		—	—	1,261,491

		—	—	1,261,491

Shares
Renault Argentina S.A.	49,000	59,862	—	—	1.221673

		59,862	—	—

Total current investments		7,240,980	5,459,835	2,347,397

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S A.					unlisted	Agricultural and livestock	2,500,000	961,004	15,250,528
Shares	893,069	5,314,477	4,971,181	4,638,820
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,385

		16,501,492	16,158,196	15,826,070

CACTUS ARGENTINA S.A.					unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	129,275	5,884,822
Shares	650,000	806,718	742,155	767,131
Contribution on account of future subscriptions of shares		2,135,693	2,135,618	2,135,689

		2,942,411	2,877,773	2,902,820

IRSA Inversiones y Representaciones S.A.
Shares	48,022,307	185,051,069	183,285,586	119,549,889	listed	Real state	212,212,000	(15,166,000)	794,320,000

		185,051,069	183,285,586	119,549,889

	Subtotal	204,494,972	202,321,555	138,278,779

Others
Convertible Bonds 2007 - IRSA	49,893,188	145,438,642	139,139,526	—
Coprolan		20,718	20,717	20,717	unlisted

	Subtotal	145,459,360	139,160,243	20,717

Goodwill
Goodwill		1,154,433	1,319,353	1,814,149
IRSA negative goodwill		(22,404,141)	(20,666,951)	(16,460,007)

	Subtotal	(21,249,708)	(19,347,598)	(14,645,858)

Total non-current investments		328,704,624	322,134,200	123,653,638

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

For the periods of three months ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1, 2, 3 and 4)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Decreases Pesos	Inflation adjustment Pesos	Value at September 30, 2003 Pesos	Value at June 30, 2003 Pesos	Value at September 30, 2002 Pesos
Deducted from asset Defaulting debtors	479,125	—	—	—	479,125	479,125	710,073

Total at September 30, 2003	479,125	—	—	—	479,125	—	—

Total at June 30, 2003	802,934	50,000	286,146	(87,663)	—	479,125	—

Total at September 30, 2002	802,934	—	—	(92,861)	—	—	710,073

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

For the periods ended September 30, 2003 and 2002

(Notes 1, 2, 3 and 4)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos		September 30, 2002 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	48,619,300	35,445,265	2,294,684	1,467,561	—	—	50,913,984		36,912,826
Crops	6,301,776	25,222,406	—	—	—	—	—	—	6,301,776		25,222,406
Unharvested crops	1,112,230	835,288	—	—	—	—	—	—	1,112,230		835,288
Seeds and fodder	—	—	112,517	291,033	58,969	115,435	—	—	171,486		406,468
Materials	1,222,255	2,749,377	—	30,355	33,362	51,732	246,069	293,378	1,501,686		3,124,842

	8,636,261	28,807,071	48,731,817	35,766,653	2,387,015	1,634,728	246,069	293,378		60,001,162		66,501,830
Holding results			797,592	7,684,877	47,500	(27,446)	—	—		845,092		7,657,431
Commodities market results	291,905	(1,592,270)	—	—		—	—	—		291,905		(1,592,270)
Transfer of Inventories to expenses	(164,529)	(93,183)	(12,613)	(16,979)		—	—	—		(177,142)		(110,162)
Transfer of Inventories to fixed assets	(13,303)	(6,803)	—	—		—	(1,255)	—		(14,558)		(6,803)
Transfer of Unharvested crops to expenses	(578,775)	(749,360)	(80,817)	(173,556)	(129,715)	(89,618)	(148,090)	(131,838)		(937,397)		(1,144,372)
Recovery of Inventories	—	—	846	132,084	(846)	(132,084)	—	—		—		—
Purchases	3,280,734	4,272,871	1,578,869	1,125,200	167,053	79,800	140,879	170,591		5,167,535		5,648,462
Operating expenses (Schedule H)	741,006	1,248,386	3,204,375	1,845,050	559,503	394,945	363,558	289,072		4,868,442		3,777,453
Less:
Inventories at the end of the period
Beef cattle	—	—	(49,591,392)	(43,900,040)	(2,297,579)	(1,393,769)	—	—	(51,888,971)		(45,293,809)
Crops	(2,144,068)	(11,391,585)	—	—	—	—	—	—	(2,144,068)		(11,391,585)
Unharvested crops	(3,018,307)	(2,835,596)	—	—	—	—	—	—	(3,018,307)		(2,835,596)
Seeds and fodder	—	—	(21,016)	(89,093)	(33,556)	(82,183)	—	—	(54,572)		(171,276)
Materials	(2,573,916)	(4,230,446)	—	(15,717)	(70,103)	(44,307)	(229,346)	(236,372)	(2,873,365)	(59,979,283)	(4,526,842)	(64,219,108)

Cost of Sales	4,457,008	13,429,085	4,607,661	2,358,479	629,272	340,066	371,815	384,831		10,065,756		16,512,461

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

For the periods of three months ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1,2, 3 and 4)

Schedule G

	September 30, 2003				June 30, 2003			September 30, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	2,805,379	2.815	7,897,143	US$	5,781,624	15,610,384	US$	10,837,249	39,183,288
Investments:
Mutual funds	US$	1,407	2.815	3,962	US$	1,459	3,938	US$	—	—
Mutual funds		€801,211	3.278	2,626,609		—	—		—	—
Convertible Bonds 2007 - IRSA	US$	1,530,058	2.915	4,460,118	US$	507,970	1,422,315	US$	—	—
Trade accounts receivable
Accounts receivable	US$	127,691	2.815	359,450	US$	748,238	2,020,242	US$	2,970,036	10,738,498
Other receivables and prepaid expenses:
Guarantee deposits	US$	157,738	2.815	444,027	US$	252,603	682,027	US$	460,161	1,663,764
Others	US$	—		—	US$	—	—	US$	454,329	1,642,678
Non-Current Asset
Investments:
Convertible Bonds 2007 - IRSA	US$	49,893,188	2.915	145,438,643	US$	49,692,688	139,139,526	US$	—	—

US$	US$	54,515,461		158,603,343	US$	56,984,581	158,878,432	US$	14,721,775	53,228,228

€		€801,211		2,626,609		—	—		—	—

Total Asset				161,229,952			158,878,432			53,228,228

Current liabilities
Trade payables:
Suppliers	US$	137,024	2.915	399,426	US$	155,871	436,439	US$	2,010,512	7,468,936
Loans:
Convertible Bonds 2007	US$	1,525,537	2.915	4,446,939	US$	509,107	1,425,499	US$	—	—
Other
Accrual for other expenses	US$	323,082	2.915	941,783	US$	168,608	472,102	US$	851,810	3,164,424
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	49,745,753	2.915	145,008,870	US$	49,803,916	139,450,965	US$	—	—

Total Liabilities	US$	51,731,396		$150,797,018	US$	50,637,502	141,785,005	US$	2,862,322	10,633,360

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law N°19,550

For the periods ended September 30, 2003 and 2002

(Notes 1, 2, 3 and 4)

Schedule H

	Total September 30, 2003 Pesos	Operating Expenses					Expenses		Total September 30, 2002 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	—	—	—	—	—	—	—	—	31,419
Fees and payments for services	379,979	105,163	32,652	54,491	1,537	16,483	—	274,816	246,586
Salaries and wages	1,170,227	598,124	100,314	347,993	59,889	89,928	7,791	564,312	717,698
Social security contributions	216,337	100,247	23,215	51,651	5,502	19,879	1,710	114,380	167,894
Taxes, rates and contributions	102,672	92,168	18,896	55,929	7,439	9,904	—	10,504	67,710
Gross sales taxes	167,615	—	—	—	—	—	167,615	—	196,118
Office and administrative expenses	61,848	30,107	—	827	—	29,280	—	31,741	89,646
Bank commissions and expenses	9,398	5,773	1,052	1,885	112	2,724	—	3,625	5,244
Depreciation of fixed assets	729,556	689,960	337,336	274,093	47,627	30,904	—	39,596	755,633
Vehicle and travelling expenses	105,010	81,757	23,833	43,193	6,964	7,767	940	22,313	113,017
Spare parts and repairs	242,817	242,817	80,386	124,270	32,508	5,653	—	—	193,607
Insurance	81,751	5,648	2,230	2,844	279	295	—	76,103	95,144
Employees’ maintenance	37,066	31,907	5,272	22,273	1,713	2,649	—	5,159	36,362
Amortization of intangible assets	123,211	123,211	—	—	—	123,211	—	—	117,531
Livestock expenses	2,342,127	1,997,345	—	1,997,345	—	—	344,782	—	1,319,357
Dairy farm expenses	388,681	388,681	—	—	388,681	—	—	—	288,503
Agricultural expenses	532,282	68,918	68,918	—	—	—	463,364	—	1,217,438
Silo expenses	43,269	43,269	43,269	—	—	—	—	—	73,608
Coal expenses	5,019	1,746	—	—	—	1,746	3,273	—	14,643
Firewood expenses	—	—	—	—	—	—	—	—	9,510
FyO expenses	20,782	15,557	—	—	—	15,557	5,225	—	11,380
General expenses	246,066	246,044	3,633	227,581	7,252	7,578	—	22	100,335
Contributions and services	—	—	—	—	—	—	—	—	616

Total at September 30, 2003	7,005,713	4,868,442	741,006	3,204,375	559,503	363,558	994,700	1,142,571	—

Total at September 30, 2002	—	3,777,453	1,248,386	1,845,050	394,945	289,072	1,429,856	654,389	5,868,999

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at September 30, 2003, June 30, 2003 and September 30, 2002

	September 30, 2003 (Notes 1 and 2) Pesos	June 30, 2003 (Notes 1 and 2) Pesos	September 30, 2002 (Notes 1 and 2) Pesos		September 30, 2003 (Notes 1 and 2) Pesos	June 30, 2003 (Notes 1 and 2) Pesos	September 30, 2002 (Notes 1 and 2) Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8.a.)	9,449,551	16,804,920	43,159,863	Debts:
Investments (Note 8.b.)	7,240,980	5,459,835	2,347,397	Trade accounts payable (Note 8.f. and Schedule G)	3,787,942	4,326,017	10,027,408
Trade accounts receivable (Note 8.c.)	2,107,784	6,216,651	14,067,829	Loans (Note 8.g.)	4,446,939	1,425,499	6,839,512
Other receivables and prepaid expenses (Note 8.d.)	8,999,581	6,132,962	10,124,841	Salaries and social security payable (Note 8.h.)	687,972	1,052,445	446,033
Inventories (Note 8.e.)	24,326,007	22,086,691	33,713,528	Taxes payable (Note 8.i.)	907,401	1,769,547	10,522,718

Total Current Assets	52,123,903	56,701,059	103,413,458	Other (Note 8.j.)	4,343,917	7,008,037	7,849,461

				Total Debts	14,174,171	15,581,545	35,685,132

Non-Current Assets				Total Current Liabilities	14,174,171	15,581,545	35,685,132

Other receivables and prepaid expenses (Note 8.d.)	1,204,332	504,192	2,950,416
Inventories (Note 8.e.)	33,048,828	34,947,790	29,045,402	Non-Current Liabilities
Investments (Note 8 b. and Schedule C)	215,788,634	213,361,465	149,397,122	Taxes payable (Note 8.i.)	22,291,783	21,877,809	23,610,198
Other investments (Note 8.b. and Schedule C)	145,459,360	139,160,243	20,717	Loans (Note 8.g.)	142,528,076	137,951,054	—
Fixed assets, net (Schedule A)	143,123,519	141,882,382	121,084,428	Other (Note 8.j.)	—	—	219,306

Subtotal Non-Current Assets	538,624,673	529,856,072	302,498,085	Total Non-Current Liabilities	164,819,859	159,828,863	23,829,504

Goodwill (Note 8.b. and Schedule C)	(21,249,708)	(19,347,598)	(14,645,858)	Total liabilities	178,994,030	175,410,408	59,514,636

Total Non-Current Assets	517,374,965	510,508,474	287,852,227	SHAREHOLDERS’ EQUITY (as per corresponding statement)	390,504,838	391,799,125	331,751,049

Total Assets	569,498,868	567,209,533	391,265,685	Total Liabilities and Shareholders’ Equity	569,498,868	567,209,533	391,265,685

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Income Statement

For the periods ended September 30, 2003 and 2002

	September 30, 2003 (Notes 1 and 2) Pesos	September 30, 2002 (Notes 1 and 2) Pesos
Sales
Crops	5,606,579	16,832,895
Beef cattle	4,883,223	3,212,358
Milk	884,035	544,799
Other	37,996	1,349

Total Sales	11,411,833	20,591,401

Cost of sales (Schedule F)
Crops	(4,457,008)	(13,429,086)
Beef cattle	(4,185,048)	(1,561,532)
Milk	(629,272)	(340,066)
Other	(19,430)	(10,334)

Total cost of sale	(9,290,758)	(15,341,018)

Gross income	2,121,075	5,250,383

Selling expenses (Schedule H)	(927,515)	(1,396,075)

Administrative expenses (Schedule H)	(1,107,233)	(624,174)

Gains from fixed assets sales	125,520	23,884

Gain from inventory holdings (Schedule F)	789,267	7,273,068

Operating income	1,001,114	10,527,086
Financial Results (Note 8.k.)
Financial loss generated by assets	9,300,267	(8,050,048)
Financial gain generated by liabilities	(9,181,564)	2,960,610
Other expenses:
Donations	—	(705,527)
Others	(97,013)	(47,717)
(Loss) gain from related companies	(2,579,589)	12,643,573
Management fees (Note 5)	—	(1,567,839)

(Loss) income before income tax	(1,556,785)	15,760,138

Income tax expense (Note 6)	(413,974)	(6,675,545)

Net (loss) income for the period	(1,970,759)	9,084,593

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

For the periods ended September 30, 2003 and 2002

(Notes 1 and 2)

	Shareholders’ contributions					Legal reserve Pesos	Retained earnings Pesos	Total at September 30, 2003 Pesos	Total at September 30, 2002 Pesos
Items	Common stock (Note 3) Pesos	Treasury stock (Note 3) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Total Pesos
Balances at the beginning of the period	124,098,095	572,437	166,218,124	89,991,775	380,880,431	5,833,163	5,085,531	391,799,125	322,617,118
Subscription of incentive plan (Note 12)	16,000	(16,000)			—		16,000	16,000	49,338
Conversion of bonds in common stock (Note 13)	114,538			41,984	156,522		—	156,522	—
Exercise of Warrants	295,396			208,554	503,950		—	503,950	—
Net (loss) income for the period							(1,970,759)	(1,970,759)	9,084,593

Balances at September 30, 2003	124,524,029	556,437	166,218,124	90,242,313	381,540,903	5,833,163	3,130,772	390,504,838	—

Balances at September 30, 2002	120,197,102	4,087,290	166,218,124	89,784,877	380,287,393	5,833,163	(54,369,507)	—	331,751,049

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cash Flow Statement

For the periods ended September 30, 2003 and 2002

	September 30, 2003 (Notes 1 and 2) Pesos	September 30, 2002 (Notes 1 and 2) Pesos
Changes in funds
Funds at the beginning of the period	20,739,345	44,184,079
Funds at the end of the period	12,080,122	44,424,082

Net (decrease) increase in funds	(8,659,223)	240,003

Causes of changes in funds
Operations activities
(Loss) income for the period	(1,970,759)	9,084,593
Liabilities interest	3,021,440	395,972
Income tax	413,974	6,675,545

Adjustments made to reach net cash flow from operations activities
Results from interest in controlled and related companies	2,579,589	(12,643,573)
Increase in allowances and reserves	1,301,142	2,254,493
Depreciation	670,744	696,642
Results from inventory holdings	(789,267)	(7,273,068)
Financial results	(2,234,707)	(3,075,315)
Result from sale of fixed assets	(125,520)	(23,884)

Changes in operating assets and liabilities
Increase in current investments	(59,862)	(1,024,225)
Decrease in trade accounts receivable	4,108,867	2,626,998
Increase in other receivables	(2,892,287)	(3,710,990)
Decrease in inventories	434,355	9,408,068
(Decrease) increase in social securities. charges & taxes payable and advances to customers	(1,925,280)	2,686,337
Decrease in trade accounts payable	(538,075)	(2,260,546)
Dividends collected	—	63,239
Decrease in other liabilities	(5,277,012)	(616,878)

Net funds (applied to) provided by operations	(3,282,658)	3,263,408

Investment activities
Increase in permanent investments	(916,678)	—
Increase in interest in related companies	(3,208,034)	(2,580,045)
Acquisition and upgrading of fixed assets	(2,177,853)	(458,749)
Sale of fixed assets	406,050	119,168

Net funds applied to investment activities	(5,896,515)	(2,919,626)

Financing activities
Exercise of Warrants	503,950	—
Exercise of rights offering on treasury stock	16,000	49,338
Increase in financial loans		1,913,800
Decrease in financial loans		(2,066,917)

Net funds provided by (applied to) financing activities	519,950	(103,779)

Net (decrease) increase in funds	(8,659,223)	240,003

Items not involving changes in funds
Transfer of inventory to fixed assets	14,558	6,803

Repayment of financial loans through issue of stock by exercise of conversion right	156,522	—

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements

For the periods ended on September 30, 2003 and 2002

NOTE 1:	PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, as approved, with certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires and the Argentine Securities Commission.

b.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Professional Council of Economic Sciences of the City of Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal periods ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Argentine Securities and Exchange Commission on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criterion is not in compliance with the professional accounting standards in force. However, as of September 30, 2003, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

Amounts corresponding to the year ended on June 30, 2003 are exposed only for comparative effect in the Balance Sheet.

Amounts corresponding to the period ended on September 30, 2002 have been restated at February 28, 2003 for purposes of presentation on a comparative basis.

In the income statement for this fiscal period, the result from exposure to changes in the currency’s purchasing power and the financial results are both included in “Financial Results”.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 1:	(Continued)

c.	New Accounting Standards

The Professional Council of Economic Sciences of the City of Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14 and 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Argentine Securities and Exchange Commission, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003.

The main modifications included by the above mentioned technical resolutions, which would imply significant adjustments on the company’s accounting statements. The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value.

In addition, there are certain transitional rules that allow, and sometimes require, to apply prospectively the valuation and disclosure criteria introduced by the new accounting regulations, thus affecting comparability of the financial statements. The following table contains changes in comparative Financial Statements:

Description	Effect on accumulative results at September 30, 2002 Income (Loss) Pesos	Effect on results at September 30, 2002 Income (Loss) Pesos
Application of Deferred Tax (vs. Current Tax method)	(20.629.666)	(2.980.532)
Market value of premiums for forward transactions	283.767	(53.273)
Registration in Long Term Investments of Adjustment of Results of Previous Fiscal Periods in related companies	655.889	(1.999.348)

Total	(19.690.010)	(5.033.153)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, except as stated in note 1.c., which explains the changes in rules and adjustments of results of previous fiscal periods.

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at September 30, 2003.

d.	Temporary investments

Mutual funds and notes and convertible bonds are carried at market value as of period-end. Temporary investments do not exceed their recoverable value estimated at fiscal period-end.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Futures and Options

Futures and options relate to cereal commitments deliverable at a previously agreed price (see Note 4) and are carried at market value at fiscal period-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

h.	Other receivables and payables

Miscellaneous receivables and payables have been valued at agreed values plus interest accrued at fiscal period-end.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

Holdings at September 30, 2003 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	23.32

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. at September 30, 2003, June 30, 2003 and September 30, 2002 are presented as complementary information.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

2.	Other Investments

–	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

–	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost, see Note 1.b.

–	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, restated into period-end currency by applying the coefficients mentioned in Note 1.b.

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

–	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 1 b., based on the corresponding dates of origin.

–	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

–	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances and changes during the period have been restated into period-end currency following the criteria set forth in Note 1.b.

n.	Results for the period

The results for the period are disclosed in the paid cost.

The statement of income shows the financial results generated by assets and liabilities. Note 8.k. includes a breakdown of this information.

Financial results were segregated into results generated by assets and those generated by liabilities in the notes to the unaudited financial statements.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2001	119,669,749	119,669,749	119,669,749
Preferred offering Fiscal year ended June 30, 2002	2,353	2,353	2,353
Incentive Plan Fiscal year 02	480,000	480,000	480,000
Incentive Plan Fiscal year 03	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 13)-Fiscal year 2003	386,140	386,140	386,140
Incentive Plan - Fiscal year 04-1st quarter	16,000	16,000	16,000
Conversion of bonds in common stock (Note 13)-Fiscal year 2004-1st quarter	114,538	114,538	114,538
Exercise of Warrants (Note13)- Fiscal year 2004-1st quarter	295,396	295,396	295,396

Common and treasury stock at September 30, 2003	124,524,029	124,524,029	124,524,029

At September 30, 2003 the common and treasury stock consisted of 124,524,029 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 4:	FUTURES

At September 30, 2003 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	246.18	(68,961)
Wheat	5,440	146.98	(18,490)

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	2,540	94.48	11,999

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – C.B.O.T. – PURCHASE PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	8,160	222.91	67,962

OPTIONS – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$
Wheat	1,000	112.00	(4,000)

OPTIONS – SELL PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	400	100.00	(1,160)

OPTIONS – PURCHASE CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,500	160.00	5,685

FUTURES – C.B.O.T. — SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Wheat-purchase	5,440	136.14	740,602

FUTURES – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat-sell	1,900	105.14	199,766

At September 30, 2002 the Company had arranged futures and options on the forward market as follows:

FUTURES – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn-purchase	3,100	85.08	263,748

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – PURCHASE CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	3,500	92.00	9,695
Wheat	200	97.00	760

OPTIONS – SELL CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	1,500	90.00	(6,000)

FUTURES – C.B.O.T. – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Corn-purchase	3,810	112.33	427,977

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	2,720	213.12	27,472

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	2,720	227.81	(14,987)

(1)	Strike price without deducting expenses.

(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

The financial statements at September 30, 2003 include an accrual for an amount of Ps. 149,223 for this concept, not corresponding any charge for this period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 5:	(Continued)

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law Nº 19,550.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

•	Deferred assets:

	Cumulative tax loss carryforwards	Provisions	Fixed Assets Net Book Value Decrease	Inventories	Other	TOTAL
Initial Balance	2,257,115	(6,335)	—	—	250,802	2,501,582
Charge to results	454,756	—	—	—	—	454,756
Closing Balance	2,711,871	(6,335)	—	—	250,802	2,956,338

•	Deferred liabilities:

	Fixed Assets	Inventories	Investments	Provisions	Other	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,706)	(1,001,793)	—	(24,379,392)
Charge to results	(610)	537,797	2,824	(1,408,740)	—	(868,729)
Closing Balance	(13,019,653)	(9,818,053)	118	(2,410,533)	—	(25,248,121)

Net liabilities at period-end as per the information included in the preceding tables amount to $ 22,291,783

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 6:	(Continued)

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Description	September 30, 2003	September 30, 2002
(Loss) income before income tax	(1,556,785)	15,760,138
Tax rate	35%	35%

Net results at tax rates:	(544,875)	5,516,048
Permanent differences at tax rate:
Restatement into constant currency	1,018,365	460,395
Penalties	805	39
Donations	(396,322)	7,406
Amortization FYO Goodwill	34,748	27,244
Result from purchase and sale of stock	236,736	—
Miscellaneous permanent differences	64,517	664,413

	413,974	6,675,545

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 2,711,871 and may be offset against taxable income of future fiscal periods, as follows:

Origination year	Amount	Expiration Year
2003	1,874,992	2008
2004	836,879	2009

NOTE 7:	TRANSACTIONS WITH SUBSIDIARIES LAW 19550 ARTICLE 33

As of September 30, 2003 and 2002 the results with Subsidiaries Law 19,550 and related companies are as follows:

	September 30, 2003	September 30, 2002
Inversiones Ganaderas S.A.
Interest	(25,651)	(25,453)

Futuros y Opciones.Com S.A.
Selling expenses	—	(7,301)

Cactus Argentina S.A,
Interest	4,534	4,962
Livestock expenses	(1,193,992)	(239,821)

Inversiones y Representaciones S.A.
Interest	—	197,468
Fees from sharing services	28,633	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Cash	53,881	26,191	72,357
Foreign currency (Schedule G)	5,610	3,239,854	721,636
Lecop currency	7,100	—	44
Local currency checking account	1,275,073	534,711	2,311,578
Patacones currency checking account	54	171,891	50,114
Lecop currency checking account	175	62,532	3,829
Foreign currency checking account (Schedule G)	7,891,533	12,370,530	38,461,652
Local currency saving account	3,253	6,181	1,253,615
Checks to be deposited	212,872	367,247	256,522
Patacones checks to be deposited	—	25,783	28,516

	9,449,551	16,804,920	43,159,863

b.	Investments and Goodwill

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Investment
Schedule C	7,240,980	5,459,835	2,347,397

	7,240,980	5,459,835	2,347,397

Investment
Investment from related companies (Schedule C)	215,788,634	213,361,465	149,397,122

	215,788,634	213,361,465	149,397,122

Other investments
Schedule C	145,459,360	139,160,243	20,717

	145,459,360	139,160,243	20,717

Goodwill
Goodwill (Schedule C)	(21,249,708)	(19,347,598)	(14,645,858)

	(21,249,708)	(19,347,598)	(14,645,858)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Accounts receivable in local currency	2,166,747	4,627,834	3,790,321
Accounts receivable in foreign currency (Schedule G)	359,450	2,011,421	10,715,925
Less:
Provision for defaulting debtors	(454,125)	(454,125)	(685,241)

	2,072,072	6,185,130	13,821,005
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	21,524	17,812	3,722
Cactus Argentina S.A.	14,188	13,709	243,102

	2,107,784	6,216,651	14,067,829

d.	Other receivables and prepaid expenses

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Other	473,733	255,260	1,923,219
Prepaid leases	3,188,751	1,894,560	3,589,813
Guarantee deposits (Schedule G)	444,027	682,027	1,894,258
Secured by mortgage and under legal proceedings	548,532	531,602	1,212,938
Prepaid expenses	620,639	864,244	805,032
Surety bonds received	—	—	372,765
Tax prepayments	1,879,282	91,391	13,697
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,335,554	1,334,692	281,534
Futuros y Opciones.Com S.A.	53,480	23,603	23,445
IRSA Inversiones y Representaciones S.A.	—	—	8,140
Shareholders	455,583	455,583	—

	8,999,581	6,132,962	10,124,841

Non-current
Secured by mortgage	505,672	504,192	952,973
Prepaid leases	—	—	176,453
Other	—	—	94,791
Tax on Minimum Hypothetical Income	698,660	—	—
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	—	—	1,726,199

	1,204,332	504,192	2,950,416

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Livestock	15,483,552	12,444,817	13,174,221
Crops	2,144,068	6,301,776	11,391,585
Unharvested crops	3,018,307	1,112,230	2,835,596
Seeds and fodder	54,572	165,355	170,368
Materials and others	2,799,374	1,424,711	4,450,705
Advances to suppliers	826,134	637,802	1,691,053

	24,326,007	22,086,691	33,713,528

Non-Current
Livestock	33,048,828	34,947,790	29,045,402

	33,048,828	34,947,790	29,045,402

f.	Trade accounts payables

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Suppliers in local currency	2,775,412	3,733,066	2,550,337
Suppliers in foreign currency (Schedule G)	399,426	436,439	7,468,935
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	831	—	—
Cactus Argentina S.A.	612,273	156,512	8,136

	3,787,942	4,326,017	10,027,408

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Local financial loans (Note 2.f.)	—		6,839,512
Convertible Bonds 2007 Interest payable (Schedule G)	4,446,939	1,425,499	—

	4,446,939	1,425,499	6,839,512

Non-Current
Convertible Bonds 2007 (Schedule G)	145,008,870	139,450,965	—
Convertible Bonds 2007 expenses	(2,480,794)	(1,499,911)	—

	142,528,076	137,951,054	—

h.	Salaries and social security payable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Vacation, statutory annual bonus and incentive allowance	343,693	846,198	—
Social security administration	134,625	123,385	156,684
Salaries payable	209,425	80,180	249,662
Health care scheme	(1,332)	780	25,244
Other	1,561	1,902	14,443

	687,972	1,052,445	446,033

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Accrual for income tax	—	6,099,825	10,256,716
Advances to Income tax	—	(4,669,379)	—
Tax on Minimum Hypothetical Income (Note 2.p.)	698,660	—	(2,033,233)
Value Added Tax	(959,003)	45,164	1,714,695
Property tax payable	167,687	170,389	249,488
Taxes withheld for income tax	1,119,794	43,289	332,544
Others	—	148,824	—
Gross sales taxes	124,032	149,468	—
Taxes withheld-Gross sales taxes	(102,127)	(83,340)	2,508
Taxes withheld-Value Added Tax	(141,642)	(134,693)	—

	907,401	1,769,547	10,522,718

Non-Current
Deferred tax	22,291,783	21,877,809	23,610,198

	22,291,783	21,877,809	23,610,198

j.	Other

	September 30, 2003 Pesos	June 30, 2003 Pesos	September 30, 2002 Pesos
Current
Accrual for other expenses (Schedule G)	3,415,530	2,786,535	5,382,867
Subsidiaries and related companies Law 19,550 Article 33:
IRSA negative goodwill	28,633	—	—
Accrual for Directors’ Fees	41,806	41,806	439,017
Advances to Directors	(37,968)	(37,968)	(303,989)
Accrual for cereal expenses	—	108,825	—
Accrual for Management fees (Note 5)	149,223	3,204,773	1,595,210
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	746,693	721,043	420,470
Futuros y Opciones.Com S.A.	—	183,023	315,886

	4,343,917	7,008,037	7,849,461

Non-current
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	—	—	219,306

	—	—	219,306

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

k.	Financial results

	September 30, 2003 Income (loss) Pesos	September 30, 2002 Income (loss) Pesos
Generated by assets:
Exchange differences and discounts	6,440,575	(5,537,796)
Interest income	58,846	258,513
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	203,627
Reference stabilization index (CER)	9,206	334,503
Tax on debts and credits	(244,762)	(247,623)
Holding results	—	(1,862,530)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	3,037,803	—
Others	(1,401)	134,335
Inflation adjustment	—	(1,333,077)

	9,300,267	(8,050,048)

	September 30, 2003 Income (loss) Pesos	September 30, 2002 Income (loss) Pesos
Generated by liabilities:
Holding results	—	526,488
Inflation adjustment	—	1,810,189
Reference stabilization index (CER)	—	(345,191)
Financial expenses
Convertible Bonds issued interest	(3,021,440)	—
Others	(273,286)	(438,157)
Exchange differences and discounts	(5,886,838)	1,407,281

	(9,181,564)	2,960,610

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 9

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and Prepaid expenses
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
1st quarter 2004/2003 financial period	—	1,422,315	—	—	6,216,651	—	—	2,123,058	—
2nd quarter 2004/2003 financial period	4,460,118	—	—	2,107,784	—	14,067,829	1,876,239	—	5,410,001
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	505,671	504,192	476,486
4th quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	505,672	504,192	476,486
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	476,486
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	145,459,360	139,160,243	20,717	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated term	2,780,862	4,037,520	2,347,397	—	—	—	7,316,331	3,505,712	6,235,798

Total	152,700,340	144,620,078	2,368,114	2,107,784	6,216,651	14,067,829	10,203,913	6,637,154	13,075,257

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
At fixed interest rate	145,459,360	139,160,243	20,717	—	—	—	1,306,321	1,304,932	2,310,082
At variable interest rate	2,721,000	4,037,520	2,347,397	—	—	—	557,621	277,048	1,461,116
Non-interest bearing	4,519,980	1,422,315	—	2,107,784	6,216,651	14,067,829	8,339,971	5,055,174	9,304,059

Total	152,700,340	144,620,078	2,368,114	2,107,784	6,216,651	14,067,829	10,203,913	6,637,154	13,075,257

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 9

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a)	Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade payables			Loans			Salaries payable and social security payable			Taxes payable			Other liabilities
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
1st quarter 2004/2003 financial period	—	4,326,017	—	—	1,425,499	—	—	1,052,445	—	—	1,769,547	—	—	6,103,971	—
2nd quarter 2004/2003 financial period	3,787,942	—	10,027,408	4,446,939	—	6,839,512	687,972	—	446,033	907,401		10,522,718	3,597,224	—	7,113,108
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
4th quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	219,306
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	142,528,076	137,951,064	—	—	—	—	—		—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—		—	—	—	—
With no stated term	—	—	—	—	—	—	—	—	—	22,291,783	21,877,809	23,610,198	746,693	904,066	736,353

Total	3,787,942	4,326,017	10,027,408	146,975,015	139,376,553	6,839,512	687,972	1,052,445	446,033	23,199,184	23,647,356	34,132,916	4,343,917	7,008,037	8,068,767

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accure	Trade payables			Loans			Salaries payable and social security payable			Taxes payable			Other liabilities
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	June 30, 2003	September 30, 2002
At fixed interest rate	—	—	—	142,528,076	137,951,054	6,640,153	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	3,787,942	4,326,017	10,027,408	4,446,939	1,425,499	199,359	687,972	1,052,445	446,033	23,199,184	23,647,356	34,132,916	4,343,917	7,008,037	8,068,767

Total	3,787,942	4,326,017	10,027,408	146,975,015	139,376,553	6,839,512	687,972	1,052,445	446,033	23,199,184	23,647,356	34,132,916	4,343,917	7,008,037	8,068,767

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	SALE OF FARMS

On August 22, 2003 a bill of sale was signed for the farm “El 41 y El 42”, of 6478 hectares, located in the Department of Tapenagá, Province of Chaco. The price for the sale of the farm was of US$ 972,600 (US Dollars nine hundred and seventy two thousand, six hundred). This sale will generate a profit of Ps. 1,000,000 (Pesos one million) approximately.

NOTE 12:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During July 2002 and up to June 2003, an aggregate of 3,559,853 shares of Ps. 1 par value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During July 2003 and up to September 2003, an aggregate of 16,000 shares of Ps. 1 par value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 12:	(Continued)

During October and November 2003, an aggregate of 218,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the exercise of the preference offer before mentioned, the remaining balance is 338,437 shares.

NOTE 13:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14.320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.9695 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 13:	(Continued)

During February and March 2003, 184,084 Convertible Bonds were converted into 362,510 ordinary shares, which resulted in a Ps. 560,534 increase in the Company’s net shareholders’ equity.

During May and June 2003, 12,000 Convertible Bonds were converted into 23,630 ordinary shares, which resulted in a Ps. 32,502 increase in the Company’s net shareholders’ equity.

During July and August 2003, 58,163 Convertible Bonds were converted into 114,538 ordinary shares, which resulted in a Ps. 156,522 increase in the Company’s net shareholders’ equity. During the same period, 150,003 warrants were exercised, resulting in the issuance of 295,396 ordinary shares for $ 503,950.

During October and November 2003, 173,808 Convertible Bonds were converted into 342,274 ordinary shares, which resulted in a Ps. 479,306 increase in the Company’s net shareholders’ equity.

NOTE 14:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses. The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

NOTE 15:	SUBSEQUENT EVENTS

The Ordinary shareholders’ Meeting held on October 31, 2003 approved:

•	The distribution of dividends in cash for Ps. 1,500,000 and delegated in the Board of Directors the assignment of them.

•	The increase of legal reserve of Ps. 3,251,248.

•	The payment of directors’ fees for a total of Ps. 3,733,973, which were duly provided for at the close of the year ended June 30, 2003.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

For the periods of three ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation					Net carrying value at September 30, 2003 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at September 30, 2002 Pesos
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period	Accumulated at the end of period Pesos
								Amount Pesos
Real estate	119,775,002	—	—	119,775,002	—	—	—	—	—	119,775,002	119,775,002	97,124,552
Wire fences	4,410,079	1,260	—	4,411,339	3	943,523	—	31,514	975,037	3,436,302	3,466,556	3,542,048
Watering troughs	3,103,575	—	—	3,103,575	3	735,540	—	39,601	775,141	2,328,434	2,368,035	2,483,850
Alfalfa fields and meadows	2,875,715	190,300	1,581,013	1,485,002	13-25-50	2,085,096	1,393,205	92,623	784,514	700,488	790,619	762,435
Buildings and constructions	5,329,283	—	—	5,329,283	2	1,975,341	—	21,529	1,996,870	3,332,413	3,353,942	3,595,409
Machinery	8,971,683	36,762	392,787	8,615,658	10	5,463,054	300,220	196,498	5,359,332	3,256,326	3,508,629	4,720,100
Vehicles	1,084,985	—	59,720	1,025,265	20	663,631	59,720	42,302	646,213	379,052	421,354	448,232
Tools	192,159	—	365	191,794	10	120,936	210	3,565	124,291	67,503	71,223	78,352
Furniture and equipment	1,050,606	1,240	—	1,051,846	10	681,878	—	20,366	702,244	349,602	368,728	418,004
Breeding livestock	251,843	—	251,843	—	20	251,843	251,843	—	—	—	—	1,318
Corral and leading lanes	580,737	—	—	580,737	3	93,353	—	4,394	97,747	482,990	487,384	456,037
Roads	1,267,136	—	—	1,267,136	10	661,729	—	28,735	690,514	576,622	605,407	685,203
Facilities	5,979,400	—	—	5,979,400	10-20-33	2,859,924	—	150,525	3,010,449	2,968,951	3,119,476	3,325,071
Computer equipment	1,096,046	11,867	—	1,107,913	20	854,119	—	23,310	877,429	230,484	241,927	186,454
Planes	10,444	—	—	10,444	10	10,444	—	—	10,444	—	—	—
Silo plants	1,166,215	—	—	1,166,215	2	252,572	—	15,732	268,304	897,911	913,643	846,934
Constructions in progress	2,308,012	1,118,485	—	3,426,497	—	—	—	—	—	3,426,497	2,308,012	2,293,781
Advances to suppliers	82,445	832,497	—	914,942	—	—	—	—	—	914,942	82,445	116,648

Total at September 30, 2003	159,535,365	2,192,411	2,285,728	159,442,048		17,652,983	2,005,198	670,744	16,318,529	143,123,519	—	—

Total at June 30, 2003	138,095,370	31,158,834	9,718,839	159,535,365		16,687,124	1,879,028	2,844,887	17,652,983	—	141,882,382	—

Total at September 30, 2002	138,095,370	465,552	488,995	138,071,927		16,687,124	396,267	696,642	16,987,499	—	—	121,084,428

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

For the periods of three ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1 and 2)

Schedule C

Type and Characteristics of the securities	Amount	Value at September 30, 2003 Pesos	Value at June 30, 2003 Pesos	Value at September 30, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income/ loss for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos		—	2,888,061	—
Fondo especial Banco Rio in pesos		—	1,042,426	—
Fondo Deutsche Bank in Euros	801,211	2,626,609	—	—	3.278299
Fondo plazo fijo Banco Rio in dollars	1,778	3,962	3,938	2,728	2.228346
Fondo Letes Banco Frances		—	—	1,056
Fondo Letes Banco Rio		—	—	2,941

		2,630,571	3,934,425	6,725

Notes and Convertible Bonds
Convertible Bonds 2007 - IRSA		4,460,118	1,422,315	—
Bonos Global 2010	110,000	89,799	102,465	85,506	0.816355
Bocon Pre 1	157,647	630	630	—	0.003996
Lebac		—	—	993,675

		4,550,547	1,525,410	1,079,181

Deposits in local banks		—	—	1,261,491

		—	—	1,261,491

Shares
Renault Argentina S.A.	49,000	59,862	—	—

		59,862	—	—

Total current investments		7,240,980	5,459,835	2,347,397

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	961,004	15,250,528
Shares	893,069	5,314,477	4,971,181	4,638,820
Contribution on account of future subscription of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,385

		16,501,492	16,158,196	15,826,070

INVERSIONES GANADERAS S.A.					unlisted	Raising and grazing cattle	5,326,589	372,036	10,929,701
Shares	5,326,588	10,200,091	9,828,057	9,510,887
Contribution on account of future subscriptions of shares		729,586	729,585	729,595

		10,929,677	10,557,642	10,240,482

CACTUS ARGENTINA S.A.					unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	129,275	5,884,822
Shares	650,000	806,718	742,155	767,131
Contribution on account of future subscriptions of shares		2,135,693	2,135,618	2,135,689

		2,942,411	2,877,773	2,902,820

FUTUROS Y OPCIONES.COM S.A.					unlisted	Gives information about markets and services of economic and financial counsulting through internet	12,000	(168,975)	519,979
Shares	8,400	(2,362,960)	(2,244,525)	(1,848,971)
Contribution on account of future subscriptions of shares		2,726,945	2,726,793	2,726,832

		363,985	482,268	877,861

IRSA Inversiones y Representaciones S.A.
Shares	48,022,307	185,051,069	183,285,586	119,549,889	listed	Real state	212,212,000	(15,166,000)	794,320,000

		185,051,069	183,285,586	119,549,889

	Subtotal	215,788,634	213,361,465	149,397,122

Others
Convertible Bonds 2007 - IRSA	49,893,188	145,438,643	139,139,526	—
Coprolan		20,717	20,717	20,717	unlisted

	Subtotal	145,459,360	139,160,243	20,717

Goodwill
Goodwill		1,154,433	1,319,353	1,814,149
IRSA negative goodwill		(22,404,141)	(20,666,951)	(16,460,007)

	Subtotal	(21,249,708)	(19,347,598)	(14,645,858)

Total non-current investments		339,998,286	333,174,110	134,771,981

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Allowances and Provisions

For the periods of three months ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1 and 2)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions Pesos	Inflation adjustment Pesos	Value at September 30, 2003 Pesos	Value at June 30, 2003 Pesos	Value at September 30, 2002 Pesos
Deducted from assets
Defaulting debtors	454,125	—	—	—	454,125	454,125	685,241

Total at September 30, 2003	454,125	—	—	—	454,125	—	—

Total at June 30, 2003	774,854	50,000	286,146	(84,583)	—	454,125	—

Total at September 30, 2002	774,854	—	—	(89,613)	—	—	685,241

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of Sales

For the periods ended September 30, 2003 and 2002

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos	September 30, 2002 Pesos	September 30, 2003 Pesos		September 30, 2002 Pesos

Inventories at the beginning of the period
Beef cattle	—	—	45,097,923	32,889,218	2,294,684	1,467,561	—	—	47,392,607		34,356,779
Crops	6,301,776	25,222,406	—	—	—	—	—	—	6,301,776		25,222,406
Unharvested crops	1,112,230	835,288	—	—	—	—	—	—	1,112,230		835,288
Seeds and fodder	—	—	106,386	287,424	58,969	115,434	—	—	165,355		402,858
Materials	1,222,255	2,749,377	—	—	33,362	51,732	169,094	170,588	1,424,711		2,971,697

	8,636,261	28,807,071	45,204,309	33,176,642	2,387,015	1,634,727	169,094	170,588		56,396,679		63,789,028
Holding results	—	—	741,767	7,300,515	47,500	(27,446)	—	—		789,267		7,273,068
Commodities market results	291,905	(1,592,270)	—	—	—	—	—	—		291,905		(1,592,270)
Transfer of Inventories to expenses	(164,529)	(93,183)	—	—	—	—	—	—		(164,529)		(93,183)
Transfer of Inventories to fixed assets	(13,303)	(6,803)	—	—	—	—	(1,255)	(131,838)		(14,558)		(138,641)
Transfer of Unharvested crops to expenses	(578,775)	(749,360)	(80,817)	(173,556)	(129,715)	(89,618)	(148,090)	—		(937,397)		(1,012,534)
Recovery of Inventories	—	—	846	132,084	(846)	(132,084)	—	—		—		—
Purchases	3,280,734	4,272,872	1,553,161	311,392	167,053	79,802	140,880	147,535		5,141,828		4,811,602
Operating expenses (Schedule H)	741,006	1,248,386	3,021,599	1,728,494	559,503	394,945	14,156	—		4,336,264		3,371,825
Less:
Inventories at the end of the period
Beef cattle	—	—	(46,234,801)	(40,825,854)	(2,297,579)	(1,393,769)	—	—	(48,532,380)		(42,219,623)
Crops	(2,144,068)	(11,391,585)	—	—	—	—	—	—	(2,144,068)		(11,391,585)
Unharvested crops	(3,018,307)	(2,835,596)	—	—	—	—	—	—	(3,018,307)		(2,835,596)
Seeds and fodder	—	—	(21,016)	(88,185)	(33,556)	(82,183)	—	—	(54,572)		(170,368)
Materials	(2,573,916)	(4,230,446)	—	—	(70,103)	(44,308)	(155,355)	(175,951)	(2,799,374)	(56,548,701)	(4,450,705)	(61,067,877)

Cost of Sales	4,457,008	13,429,086	4,185,048	1,561,532	629,272	340,066	19,430	10,334		9,290,758		15,341,018

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

For the periods of three ended September 30, 2003, June 30, 2003 and September 30, 2002

(Notes 1 and 2)

Schedule G

	September 30, 2003				June 30, 2003			September 30, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	2,805,379	2.815	7,897,143	US$	5,781,624	15,610,384	US$	10,837,249	39,183,288
Investments:
Mutual funds	US$	1,407	2.815	3,962	US$	1,459	3,938	US$	—	—
Convertible Bonds 2007 - IRSA		€801,211	3.278	2,626,609		—	—		—	—
ADRs IRSA	US$	1,530,058	2.915	4,460,118	US$	507,970	1,422,315	US$	—	—
Trade accounts receivable
Accounts receivable	US$	127,691	2.815	359,450	US$	744,971	2,011,421	US$	2,963,793	10,715,925
Other receivables and prepaid expenses:
Guarantee deposits	US$	157,738	2.815	444,027	US$	252,603	682,027	US$	460,161	1,663,764
Others	US$	—		—	US$	—	—	US$	454,329	1,642,678
Non-Current Asset
Investments:
Convertible Bonds 2007 - IRSA	US$	49,893,188	2.915	145,438,643	US$	49,692,688	139,139,526	US$	—	—

US$	US$	54,515,461		158,603,343		56,981,315	158,869,611		14,715,532	53,205,655

€		€801,211		2,626,609		—	—		—	—

Total Asset				161,229,952			158,869,611			53,205,655

Current liabilities
Trade payables:
Suppliers	US$	137,024	2.915	399,426	US$	155,871	436,439	US$	2,010,512	7,468,936
Loans:
Convertible Bonds 2007	US$	1,525,537	2.915	4,446,939	US$	509,107	1,425,499	US$	—	—
Other
Accrual for other expenses	US$	323,082	2.915	941,783	US$	168,608	472,102	US$	851,810	3,164,425
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	49,745,753	2.915	145,008,870	US$	49,803,916	139,450,965	US$	—	—

Total Liabilities	US$	51,731,396		150,797,018	US$	50,637,502	141,785,005	US$	2,862,322	10,633,361

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods of three months ended September 30, 2003 and 2002

(Notes 1 and 2)

Schedule H

Items	Total September 30, 2003 Pesos	Operating Expenses					Expenses		Total September 30, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	—	—	—	—	—	—	—	—	31,419
Fees and payments for services	349,286	88,680	32,652	54,491	1,537	—	—	260,606	226,553
Salaries and wages	1,024,354	473,401	100,314	312,038	59,889	1,160	—	550,953	611,369
Social security contributions	188,325	76,780	23,215	46,536	5,502	1,527	—	111,545	159,536
Taxes, rates and contributions	92,504	82,000	18,896	53,680	7,439	1,985	—	10,504	61,049
Gross sales taxes	156,369	—	—	—	—	—	156,369	—	190,586
Office and administrative expenses	31,015	—	—	—	—	—	—	31,015	72,203
Bank commissions and expenses	3,107	3,107	1,052	1,885	112	58	—	—	501
Depreciation of fixed assets	670,744	631,148	337,336	240,028	47,627	6,157	—	39,596	696,642
Vehicle and travelling expenses	94,570	72,580	23,833	40,947	6,964	836	—	21,990	94,429
Spare parts and repairs	232,071	232,071	80,386	119,041	32,508	136	—	—	178,515
Insurance	81,301	5,436	2,230	2,816	279	111	—	75,865	92,528
Employees’ maintenance	34,650	29,491	5,272	22,273	1,713	233	—	5,159	35,438
Livestock expenses	2,208,930	1,901,148	—	1,901,148	—	—	307,782	—	1,272,794
Dairy farm expenses	388,681	388,681	—	—	388,681	—	—	—	288,503
Agricultural expenses	532,282	68,918	68,918	—	—	—	463,364	—	1,217,438
Silo expenses	43,269	43,269	43,269	—	—	—	—	—	73,608
General expenses	239,554	239,554	3,633	226,716	7,252	1,953	—	—	88,963

Total at September 30,2003	6,371,012	4,336,264	741,006	3,021,599	559,503	14,156	927,515	1,107,233	—

Total at September 30, 2002	—	3,371,825	1,248,386	1,728,494	394,945	—	1,396,075	624,174	5,392,074

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

for the period ended September 30, 2003

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY´S ACTIVITIES

They are detailed in the Unaudited Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at September 30, 2003.

	Other Receivables Pesos	Intercompany Article 33 Law 19,550
		FUTUROS Y OPCIONES	CACTUS
		Other Receivables Pesos	Other Receivables Pesos
Current	6,222,277	53,480	1,040,574

b.	Accounts Receivable and other receivables to fall due at September 30, 2003

	Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos
12.31.03	2,072,072	21,524	14,188	1,581,260	294,979
03.31.04	—	—	—	505,671	—
03.31.05	—	—	—	505,672	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at September 30, 2003.

b.	Debts without a due date at September 30, 2003 amount to Ps. 23,038,476, of which Ps. 746,693 correspond to Intercompany liabilities IGSA and Ps. 22,291,783 correspond to Deferred Tax.

c.	Debts to fall due at September 30, 2003

		Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Liabilities Pesos	Intercompany Article 33 Law 19,550
		CACTUS	IRSA					IRSA
	Accounts Payable Pesos	Accounts Payable						Other Liabilities Pesos
		Pesos	Pesos
12.31.03	3,174,838	612,273	831	4,446,939	687,972	907,401	3,568,591	28,633
12.31.07	—	—	—	142,528,076	—	—	—	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Intercompany Article 33 Law 19,550			Intercompany Article 33 Law 19,550
	Accounts Receivable Pesos	CACTUS	IGSA	Other Receivables Pesos	CACTUS	FUTUROS Y OPCIONES
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos

In pesos	1,712,622	14,188	21,524	8,370,852	1,335,554	53,480
In US
Dollars	359,450	—	—	444,027	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

		Intercompany Article 33 Law 19,550			Intercompany Article 33 Law 19,550
	Accounts Receivable Pesos	IGSA	CACTUS	Other Receivables Pesos	CACTUS	FUTUROS Y OPCIONES
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos

Outstanding balances accruing interests	—	—	—	1,572,395	294,979	—

Outstanding Balances not accruing interests	2,072,072	21,524	14,188	7,242,484	1,040,575	53,480

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Article 33 Law 19,550
		CACTUS	IRSA					IRSA	IGSA
		Accounts Payable						Other Liabilities
		Pesos	Pesos					Pesos	Pesos
In pesos	2,775,412	612,273	831	—	687,972	23,199,184	2,626,808	28,633	746,693

In US Dollars	399,426	—	—	149,455,809	—	—	941,783	—	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Article 33 Law 19,550
		CACTUS	IRSA					IGSA	IRSA
		Accounts Payable						Other Liabilities
		Pesos	Pesos					Pesos	Pesos
Outstanding debts accruing Interests	—	—		145,008,870	—	—	—	—	—

Outstanding debts not accruing interests	3,174,838	612,273	831	4,446,939	687,972	23,199,184	3,568,591	746,693	28,633

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 3 to the consolidated financial statements and intercompany balances as of September 30, 2003 are described in points 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At September 30, 2003 there were advance payments to directors for Ps. 37,968, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”). published in the Cattle Bulletin of the “Organización Víctor D’Apice” (Víctor D’ Apice Organization).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law N° 19.550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Amount insured US$	Account Value Pesos
Buildings, machinery and silos	Fire	1,120,000	—	7,486,650
Vehicles	Theft. fire and civil and third parties liability	3,871,010	—	379,052
Hedging employees	Employees	2,530,000	—	—
Furniture, office and electronic equipment	Theft. fire and technical insurance	3,000,000	—	580,086

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders’ equity.

17.	CONTINGENCIES

At September 30, 2003 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Unaudited Financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

Pursuant to Argentine Securities Commission’s regulations as from February 28, 2003 adjustments due to inflation on Financial Statements of public corporations have been discontinued. Consequently, the effects of inflation on Financial Statements ended on September 30, 2003 were not included. Furthermore, amounts corresponding to the period ended on September 30, 2002 have been re stated for comparative purposes, using a 0.9933 rate, which reflects a 0.67% wholesale deflation between September 2002 and February 2003.

Results for the first quarter of fiscal Year 2004 showed a net loss of Ps. 2.0 million as compared to a Ps. 9.1 million profit registered during the same period of the previous fiscal year.

The decrease in the net result is a consequence of the lesser amount of crops sold, the lower revaluation of cattle compared to the previous year and the net loss derived from our share in IRSA Inversiones y Representaciones S.A

The operating result showed for the three month period ended on September 30, 2003 a Ps. 1.6 million profit, compared to a Ps. 10.8 million profit registered during the same period of the previous fiscal year.

Consolidated net sales for the period amounted to Ps. 12.2 million, 44% lower than those registered during the same period of the previous fiscal year, mainly due to the lesser volume of crops sold during the quarter.

Gross profit during the first three months of FY 2004 amounted to Ps. 2.1 million as compared to Ps. 5.2 million registered during the same period of the previous year. The main cause of this reduction was the lower gross profit obtained in the crop segment.

Results from related companies showed a Ps. 2.8 million loss, mainly due to our 23% ownership share in IRSA Inversiones y Representaciones S.A.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Summary of operations

Crops

During the quarter, the harvest corresponding to the previous season was completed reaching a total production of 72,803 tons, of which 41 % corresponded to corn, 34% to soybean, 13% to wheat, 4% to sunflower and the rest to other crops.

Crop sales for the quarter amounted to Ps. 5.6 million as compared to Ps. 16.8 million registered during the previous year. The volume of crops sold reached 12,202 tons at an average price of Ps. 383 per ton as compared to 37,268 tons sold at an average price of Ps. 439 per ton during the same quarter of the previous fiscal year.

Our crop stock at the closing of the quarter amounted to 15,317 tons of which 2,542 tons correspond to soybean and 12,734 to corn.

Gross profit corresponding to this segment for the quarter ended on September 30, 2003 amounted to Ps. 1.1 million as compared to a Ps. 3.4 million profit registered during the same period of the previous fiscal year.

Forecasts for the price of crops are promising, the low world stocks and cuts to US and European production estimates. The price of soybean will be determined according to the advance of the US and Latin American harvests.

For the current season we have destined 21,706 hectares to agriculture, of which 8,489 hectares were leased to third parties. The total area destined to agriculture decreased 1,932 hectares, as compared to the previous year, due to the lesser land leased to third parties.

Considering the rise in the price of leased land, we adopted a cautious decision not accepting such rise and only leasing land at prices which would allow us to acquire appropriate margins, and not speculating with the price that commodities could reach in the future.

Most of the land leases were agreed at a fixed price prior to harvest and only a small percentage was leased under crop sharing agreements.

Cattle Beef

As of September 30, 2003, the Company’s cattle stock amounted to 83,767 heads with 126,100 hectares destined to this activity.

Livestock sales increased 32 % from Ps. 4.2 million as of September 30, 2002 to Ps. 5.5 million as of September 30, 2003. During the quarter a total of 3,048 tons were sold at an average price of Ps. 1.80 per kilogram, while during the first three months of fiscal year 2002 the tons sold amounted to 2,147 with an average price of Ps. 1.52 per kilogram.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Gross profit for the cattle beef segment amounted to Ps. 0.9 million, as compared to Ps. 1.8 million registered during the first quarter of the previous fiscal year. This decrease in the profit was a consequence of the cattle finished in our Feed Lot where costs were higher, though generating an increase in the production due to the higher cattle rotation and the shorter fattening period.

Cattle beef production amounted 2,069 tons, representing a 4.6% increase compared to the previous fiscal year, mainly due to an increase in the average cattle stock.

Milk

Milk production increased 6.5% during the quarter from 1.7 million liters as of September 30, 2002 to 1.8 million liters as of September 30, 2003.

Gross profit as of September 30, 2003, increased to Ps. 0.3 million, 25% higher than the profit obtained during the same quarter of the previous fiscal year.

Currently the Company’s only dairy farm is located at La Juanita, where the feeding system is based solely on pastures. This feeding system, of lower cost, allows an enhancement of milk margins as compared to systems based on grains.

The milk business in Argentina went through severe oscillations during the curse of time, from the euphoria of 1997 and 1998 to the 2001 crisis. Actually, with firm prices, this segment is once again attractive.

Clearing and development of marginal land

We believe that the business’s potential, as has happened in various countries, relies on the development of marginal land; using state of the art technology, yields comparable to those of the nucleus area can be obtained.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

For the current season, to the 14,000 productive hectares destined to cattle in our Los Pozos farm, located in Salta, we have added 1,300 hectares for soybean production and clearing works on 18,000 additional hectares for cattle were started. Actually, our Los Pozos farm shows returns in the cattle business above the company’s media and the industry’s average.

Additionally, we continue to clear 1,185 hectares in our Agro Riego San Luis farm, located in the province of San Luis, for crop irrigation.

Cresud’s land reserves amount to 272,000 hectares which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise generating interesting returns for the Company.

Sale of El 41-42 farm

On August 22, 2003, the bill of sale of our cattle ranch El 41-42, of 6,478 hectares, located in the province of Chaco, was signed for a total of U$ 1 million. This operation will generate a U$ 0.4 million profit, which will be recorded in our next quarter’s balance sheet.

Feed Lot

During the quarter, our 170 hectares Feed Lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, kept consolidating its growth, operating at 100% of its capacity and with an approximate 20 day delay in the waiting list.

Due to the constant increase in the demand for the use of our Feed Lot, we have started works to enlarge the capacity of our first enterprise in approximately 4,000 heads and we plan the development of a second enterprise with a capacity that has not been determined yet.

The uniformity obtained in the final product of the feed lot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling

During the quarter ended September 30, 2003, Cactus Argentina S.A.’s income amounted to Ps. 5.0 million, 17% higher than that registered during the same quarter of the previous fiscal year.

INTERNET

Fyo.com, internet site where the company’s equity interest amounts 70%, maintains its position as leading agriculture site and has started to expand the scope of commercial services for the farming community through the direct sale of inputs and crop brokerage.

Actually, Futuros y Opciones.com S.A. has a database of 35,000 users and more than 5,000 farmers entitled to carry out deals. Our strategy is focused in commercial services for farmers, using Cresud’s expertise and operative capacity in the business, being FyO the link with the client.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

During the quarter ended on September 30, 2003, Futuros y Opciones.com S.A.’s income amounted to Ps. 0.2 million, 35% higher than that registered during the same quarter of the previous fiscal year. The net result for the quarter showed a Ps. 0.2 million loss.

Principal Operative Indicators

For the three-month period ended September 30, 2003 and 2002

	3 months as of September 30, 2003	3 months as of September 30, 2002%
Sales Volume
Wheat (tons)	182	2,402	-92%
Corn (tons)	4,588	17,131	-73%
Sunflowers (tons)	—	9	-100%
Soybean (tons)	7,432	17,727	-58%
Others (tons)

Total crops (tons)	12,202	37,269	-67%

Beef Cattle (tons)	3,048	2,147	42%
Milk (Thousand of liters)	1,804	1,695	6%

Production
Wheat (tons)
Corn (tons)	2,415	5,323	-55%
Sunflowers (tons)	—	9	-100%
Soybean (tons)	19	—	100%
Beef Cattle (tons)	2,069	1,977	5%
Milk (Thousand of liters)	1,804	1,695	6%

Exploited surface (hectares)
Crops Owned Farms	13,217	10,010	32%
Leased Farms	8,489	13,628	-38%
Beef Cattle Owned Farms	126,100	141,453	-11%
Leased Farms	—	—

Surface under irrigation	3,093	2,814	10%

Storage Capacity (tons)	18,360	23,450	-22%

Total head of cattle	83,767	83,991	0%
Dairy Farm Stock (heads)	2,678	2,329	1%
Milking cows (heads)	1,297	1,305	-1%

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Results from IRSA Inversiones y Representaciones S.A.

Quaters result derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 3.5 million loss as compared to a Ps. 11.9 million profit as of September 30, 2002.

IRSA’s result was strongly influenced by fluctuations of the exchange rates, which derived in a 4 % appreciation during the quarter, generating a Ps. 14.1 million negative result to such company. Regarding its operating result IRSA showed a Ps. 8.8 million profit as compared to a Ps. 4.7 million loss during the same period of the previous fiscal year.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 85,000 m2 for lease.

•	Operation of Shopping Centers through its 55% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 7 shopping centers with 147,021 m2 of gross leasable area.

•	Sale of residential properties.

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Besides, IRSA owns land reserves for future developments valued at Ps. 370 million.

IRSA’s total assets amount to Ps. 2,033.5 million and its net worth amounts Ps. 794,3 million.

As of September 30, 2003, our equity interest in IRSA amounted to 23.3% of the outstanding shares in circulation. Additionally, we own U$ 49.9 million in bonds convertible to shares issued by IRSA which bear an option to purchase additional shares of the company. If both the option and our warrants are executed like the rest of the other holders, CRESUD would own 40% of IRSA stock. Currently, our equity interest in IRSA is valued through the proportional equity value method.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Other relevant highlights

Conversion of bonds

Up to date, the total amount of converted bonds reached 428,055 units of U$ 1 nominal value each, while the corresponding ordinary shares issued amounted 842,952 at Ps. 1 nominal value each.

Likewise, 150,003 warrants were executed, issuing the corresponding 295,396 shares, in return for U$ 180,000.

Consequently, as of today the amount of outstanding bonds, totals U$ 49,571,945 while the amount of company’s stock is 125,422,740.

Distribution of Dividends

On October 31, 2003, the Ordinary and Extraordinary Shareholder’s Meeting approved the distribution of cash dividends for a total amount of Ps. 1.5 million or Ps. 1.2 cents per share (Ps. 12.0 cents per ADR). Likewise, the availability of such amount was delegated to the Board of Directors.

Eduardo Sergio Elsztain

            Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Comparative Shareholders’ Equity Structure

	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos	At September 30, 2000 Pesos	At September 30, 1999 Pesos
Current Assets	55,637,018	104,289,321	158,509,562	140,328,689	152,829,097
Non Current Assets	515,628,858	287,279,579	240,471,725	267,883,827	271,306,983

Total Assets	571,265,876	391,568,900	398,981,287	408,212,516	424,136,080

Current Liabilities	14,517,357	35,194,339	58,134,146	15,614,050	14,993,753
Non Current Liabilities	166,087,662	24,247,274	557,064	552,542	92,389

Total Liabilities	180,605,019	59,441,613	58,691,210	16,166,592	15,086,142

Minority interest	156,019	376,238	440,641	196,425	7

Shareholders’Equity	390,504,838	331,751,049	339,849,436	391,849,499	409,049,931

	571,265,876	391,568,900	398,981,287	408,212,516	424,136,080

Comparative Income Structure

	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos	At September 30, 2000 Pesos	At September 30, 1999 Pesos
Operating income (loss)	1,556,400	10,797,524	(2,696,442)	4,780,555	(1,995,251)
Financial an holding result	159,746	(5,244,793)	(51,013,589)	593,775	1,620,173
Other income and expenses and results from related companies	(2,930,355)	11,953,658	(669,048)	(570,239)	(382,119)
Management fees	—	(1,567,839)	—	(367,758)	—

Operating net income (loss)	(1,214,209)	15,938,550	(54,379,079)	4,436,333	(757,197)
Income tax	(807,243)	(6,908,472)	—	(1,245,862)	—
Minority interest	50,693	54,515	93,074	119,349	—

Net income (loss)	(1,970,759)	9,084,593	(54,286,005)	3,309,820	(757,197)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Production volume

	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000	1Q September 30, 1999	Accumulated July 1, 1999 to September 30, 1999
Beef Cattle (in Kgs.)	2,068,821	2,068,821	1,976,651	1,976,651	3,288,858	3,288,858	3,085,353	3,085,353	3,487,997	3,487,997

Butyraceous (in Kgs.)	63,997	63,997	57,374	57,374	82,219	82,219	67,042	67,042	116,734	116,734

Crops (in quintals)*	24,338	24,338	53,312	53,312	23,382	23,382	101,954	101,954	93,912	93,912

*	One quintal equals one hundred kilograms

Sales volume

	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000	1Q September 30, 1999	Accumulated July 1, 1999 to September 30, 1999
Beef Cattle (in Kgs.)	3,047,723	3,047,723	2,146,664	2,146,664	5,083,310	5,083,310	3,975,059	3,975,059	3,538,729	3,538,729

Butyraceous (in Kgs.)	63,997	63,997	57,374	57,374	82,219	82,219	67,042	67,042	116,734	116,734

Crops (in quintals)*	122,024	122,024	372,682	372,682	425,980	425,980	502,158	502,158	627,751	627,751

*	One quintal equals one hundred kilograms

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Local Market

	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000	1Q September 30, 1999	Accumulated July 1, 1999 to September 30, 1999
Beef Cattle (in Kgs.)	3,047,723	3,047,723	2,146,664	2,146,664	5,083,310	5,083,310	3,975,059	3,975,059	3,538,729	3,538,729

Butyraceous (in Kgs.)	63,997	63,997	57,374	57,374	82,219	82,219	67,042	67,042	116,734	116,734

Crops (in quintals)*	123,007	123,007	372,682	372,682	425,980	425,980	502,158	502,158	625,945	625,945

*	One quintal equals one hundred kilograms

Exports

	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000	1Q September 30, 1999	Accumulated July 1, 1999 to September 30, 1999
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Crops (in quintals)*	—	—	—	—	—	—	—	—	1,806	1,806

*	One quintal equals one hundred kilograms

Ratios

	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos	At September 30, 2000 Pesos	At September 30, 1999 Pesos
Liquidity	3.832	2.963	2.727	8.987	10.193
Solvency	2.162	5.581	5.790	24.238	27.114
Fixed assets	0.903	0.734	0.603	0.656	0.640
Return on Equity	(0.003)	0.049	(0.138)	0.011	(0.002)

INDEPENDENT ACCOUNTANT’S REPORT

Free translation from the original prepared in Spanish for publication in Argentina

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed of the quarterly balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2003, as well as the related statements of income, of Changes in Shareholders’ Equity and of Cash Flows for the three-month periods ended on September 30, 2003 and 2002, together with the corresponding Notes 1 through 15 and Schedules A, C, E, F, G and H. In addition, we have reviewed of the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries for the three-month periods ended on September 30, 2003 and 2002, with notes 1 to 8 and Schedules A, B, C, E, F, G and H, which are submitted as suplementary information. These financial statements are the responsibility of the Companys’ management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our audit of the Company’s financial statements and its consolidated financial statements for the years ended June 30, 2003 and 2002, on which we issued our unqualified report dated September 8, 2003, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2003 and 2002 and its consolidated financial statements at those dates detailed in point 1., prepared in accordance with accounting standards currently in effect in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no observations to make.

b)	the comparative information included in the individual and consolidated balance sheet and in the complementary notes and Schedules to the attached financial statements were obtained from the financial statements of the Company at June 30, 2003.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are transcribed to the “Inventory and Balance Sheet book” and are in accordance with the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business overview report and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence we have no observations to make.

d)	at September 30, 2003, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $100,321.86 (one hundred thousand three hundred and twenty-one pesos and 86/100), which is not yet due.

Autonomus City of Buenos Aires, November 10, 2003

PRICE WATERHOUSE & CO

(Partner)

C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U. Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A. Buenos Aires T175 - F65

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang

Name: Saúl Zang Title: Second Vice Chairman of the Board of Directors

Dated: November 18, 2003